SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO/A
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                                 RAZORFISH, INC.
                            (Name of Subject Company)

                                SBI HOLDINGS INC.
                                 SBI AND COMPANY
                               SBI PURCHASE CORP.
                            (Name of Filing Persons)

                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                       755236 20 5 - Class A Common Stock
                           None - Class B Common Stock
                      (CUSIP Number of Class of Securities)

                                  L. TIM PIERCE
                             Chief Financial Officer
                                 SBI and Company
                       2825 E. Cottonwood Pkwy., Suite 480
                           Salt Lake City, Utah 84121
                            Telephone: (801) 733-3200

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                       and Communications on Behalf of the
                                 Filing Person)

                                    COPY TO:

                               KEITH L. POPE, ESQ.
                       Parr Waddoups Brown Gee & Loveless
                       185 South State Street, Suite 1300
                         Salt Lake City, Utah 84111-1537
                                 (801) 532-7840

                            CALCULATION OF FILING FEE

      Transaction Valuation*                     Amount of Filing Fee**
      ----------------------                     ----------------------

           $9,464,235                                  $1,893

* Estimated for purposes of calculating the amount of the filing fee only. The calculation of the transaction valuation assumes the purchase at a price of $1.70 per share of 4,834,974 outstanding shares of Class A Common Stock of Razorfish, Inc. (the "Company"), 50 shares of Class B Common Stock of the Company, and 732,173 shares of Class A Common Stock underlying outstanding options and warrants of the Company without regard to the exercise price of such options and warrants.

** The amount of the filing fee calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction value.

|X| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

  Amount previously paid:  $1,711            Filing party:  SBI Holdings Inc.
                                                            SBI and Company, and
                                                            SBI Purchase Corp.

  Form or registration No.:  Schedule TO-T   Date filed:  December 6, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         |X|  third-party tender offer subject to Rule 14d-1.

         |_|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

      This Schedule TO/A amends and supplements the Schedule TO filed with the Securities and Exchange Commission on December 6, 2002 (the "Schedule TO"), relating to the offer by SBI Purchase Corp., a Delaware corporation, a wholly-owned subsidiary of SBI and Company, a Utah corporation, to purchase all the issued and outstanding shares of Class A Common Stock, par value $0.01 per share and Class B Common Stock, par value $0.01 per share (the "Shares"), of Razorfish, Inc., a Delaware corporation, at a purchase price of $1.70 per share, in cash. The terms and conditions of the offer are described in the Offer to Purchase filed as Exhibit (a)(1)(A) to this Schedule TO/A (the "Offer to Purchase"), and the related Letter of Transmittal and the instructions thereto, a copy of which was attached as Exhibit (a)(1)(B) to the Schedule TO.

Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned to such terms in the Offer to Purchase.

ITEM 12. EXHIBITS.

      Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibit.

      (a)(1) (A) Offer to Purchase, dated December 20, 2002.

                                    SIGNATURE

      After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Schedule TO/A is true, complete, and correct.

                                        SBI HOLDINGS INC.

December 20, 2002                      By: /s/ L. Tim Pierce
                                           -------------------------------------
                                           Name:  L. Tim Pierce
                                           Title: Chief Financial Officer


                                        SBI AND COMPANY

December 20, 2002                      By: /s/ L. Tim Pierce
                                           -------------------------------------
                                           Name:  L. Tim Pierce
                                           Title: Chief Financial Officer


                                        SBI PURCHASE CORP.

December 20, 2002                      By: /s/ L. Tim Pierce
                                           -------------------------------------
                                           Name:  L. Tim Pierce
                                           Title: Chief Financial Officer